TransAlta Corporation announces closing of $1.78 Billion transaction with TransAlta Renewables

CALGARY, Alberta (May 7, 2015) – TransAlta Corporation ("TransAlta") (TSX: TA; NYSE: TAC) announced today the closing of the acquisition by TransAlta Renewables Inc. ("TransAlta Renewables") (TSX: RNW) of an economic interest based on the cash flows of TransAlta Corporation's Australian assets (the "Transaction"). The portfolio, held by TransAlta Energy (Australia) Pty Ltd, consists of 575 MW of power generation from six operating assets and the South Hedland project currently under construction, as well as the recently commissioned 270 km gas pipeline. The combined value of the Transaction is approximately $1.78 billion. The Transaction was originally announced on March 23, 2015.

With the closing of the Transaction, TransAlta has received net cash proceeds of $216.9 million as well as approximately $1,067 million as consideration through a combination of Common Shares and Class B Shares in TransAlta Renewables increasing its ownership from 70% to 76%. Cash proceeds from the Transaction will be used to reduce indebtedness and strengthen TransAlta’s balance sheet, providing greater financial flexibility for future growth opportunities.

About TransAlta Corporation

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Manager, External Communications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540
Jacqueline O’Driscoll	ta_media_relations@transalta.com
Manager, Investor Relations
Phone: 1-800-387-3598 in Canada and U.S.
Email: investor_relations@transalta.com